

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 26, 2008

<u>VIA U.S. MAIL</u>

Marshall Sterman
President and Chief Executive Officer
Aquamer Medical Corp.
510 Turnpike Street
Suite 204
N. Andover, MA 01845

> **Re: Aquamer Medical Corp.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 000-52327**

Dear Mr. Sterman:

We have completed our review of your Form 10-KSB and the related amendment and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant